SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Smile.Communications Announces its New Management Team After the Merger With 012 Golden Lines dated March 21, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Smile.Communications Announces its New Management Team After the Merger With 012 Golden Lines

Wednesday March 21, 11:23 am ET

Merger Synergies Ahead of Expectations

PETACH TIKVA, Israel, March 21 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq NMS and TASE: IGLD) today announced that a new management team has been appointed for its wholly-owned subsidiary, Smile.Communications, from the experienced VPs of both Smile and 012 Golden Lines to serve under the leadership of Stella Handler.

Commenting on the news, Ms. Handler said, "We are excited to move from planning to execution, and pleased with our progress to date. We have now appointed a lean and effective management team that includes proven VPs from both companies. We have already begun merging all our operations, a process that is progressing smoothly. From a results point of view, the merger is already making a significant contribution, enabling us to achieve synergies and savings beyond our original expectations.

"Our next step is to continue taking advantage of the enhanced market positioning that we have achieved through the merger. We will soon begin marketing our expanded VOB offerings, and are also planning the launch our WIMAX services. In parallel, we are planning campaigns to expand our share of Israel's Internet Access and International Telephony markets."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its Smile.Communications segment is one of the country's major Internet and International Telephony service providers, which also offers domestic VOB, and one of its largest providers of enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange as part of the 100 index.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

    For further information, please contact:
    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 21, 2007